UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2020

NOWIGENCE INC

(Exact name of registrant as specified in its charter)

New York	45-2891478
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 S Tryon Street, 27th Floor, Charlotte, NC 28280

(Address of principal executive offices)

704-275-8546

Registrant’s telephone number, including area code

COMMON SHARES
(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our Offering Circular filed on Form POS dated October 11, 2019.

Company Overview

Our executive offices are located at 101 S Tryon Street, 27th Floor, Charlotte, NC 28280. Our website is www.nowigence.com, and our telephone number is 704-275-8546 the contents of which are not incorporated in this Offering Circular.

Nowigence, Inc. is an early growth and establishment stage company incorporated in the state of New York in August 2011. Our principal executive offices are located at 101 S Tryon Street, 27th Floor, Charlotte, NC 28280. Our telephone number is 704-275-8546.  Our website is www.nowigence.com, the contents of which are incorporated by reference into this Offering Circular.

Nowigence, with advanced expertise in AI, is committed to increasing the speed to which users, teams, and businesses make data-driven decisions. Our AI Engine, PluarisTM, comprehends data in real-time to deliver decisional boundaries and traceable intelligence derived from a rich spectrum of data types and sources, both inside and outside the business. This capability to deliver intelligence on demand, mimicking human comprehension, from a complex set of disparate sources applies to a wide variety of sectors, roles and processes.

On March 5, 2020, it announced a strategic partnership with Orion Innovation (Orion) with its head office in Edison, NJ. The partnership is in sales, marketing and technology. Together with Orion, we are a team of over 4,100 associates. We serve Fortune enterprises and high-growth companies with over 200 employees, in digital transformation, data unification, and AI-based data comprehension. This gives access to Nowigence to penetrate the Enterprise market.

Operating Results

As of June 30, 2020, we remained focused on product development. We expect our minimum viable product to be launched in early October 2020. Our early adopting customers continued to provide valuable feedback to help train our machine’s capabilities on data comprehension. As a result of their continued support, we earned a small stream of revenues.

Like other companies in their early phase of development, we experienced the fall-out of COVID 19. Investors hesitated in investing during the early days of the pandemic. Meetings with prospective customers were canceled or delayed as they focused on addressing issues at their end. We had just signed a strategic alliance deal with Orion – a week before March 13 when the National Emergency due to COVID was announced. The product development team did not get a chance to meet to discuss the product roadmap. New team members had to use remote working tools to understand the scope of work. This slowed down the pace of product development.

Managing cash to sustain operations became a priority. We were successful in raising $503,985 from financing activities in 1H, 2020 as compared to $775,276 in the corresponding period of 1H, 2019. The funding raised in 2020 includes a Paycheck Protection Plan (PPP) loan of $127,100. The support from investors and the Government through a PPP loan helped us retain our staff through the most difficult period caused by the pandemic.

Our focus in the first half of 2020 continued to be product development. With delays in cash infusion through investments, and COVID 19 we experienced a delay in our operation. We have experienced major slowdown throughout our activities including business development, sales and fundraising due to COVID 19 pandemic and the lockdown in the first half of 2020.

We have continued to focus in reaching out to the large global corporations to get their feedback on our novel product platform in AI. Customer feedback is positive and encouraging. We have successfully worked on proof-of-concepts with organizations in Education, Sport, Auditing, Healthcare, Banking, Aerospace and Automotive. Our product platform was able to deliver and meet their requirements. As a result, we are targeting increased revenues in 2020 with the focus to gain customer traction for a strong 2021.

2020 continues to be an uncertain year. We will be able to announce our operating plans for 2021 in our next Form 1 SA financial submissions.

Liquidity and Capital Resources (Consolidated)

Since the Company’s inception, the Company depended on its private friends and family network to raise funds for its operations and product development. As on the 31st of December 2019 a total of 61,168,000 common stock were issued with the stock register aggregating to $2,283,079, net of offering costs.

We were successful in raising funds from the issuance of common stock equity of $361,421, net of costs for raising funds during the first half of 2020.

Recently, we signed an Engagement Agreement and have retained CIM Securities, LLC as the exclusive Financial Advisor and Lead Placement Agent in connection with REG D 506c solicitation equity offering of up to $5 million gross proceeds structured as a convertible participating preferred equity.

In addition, we are in the process of going through the due diligence required as part of the DTC process to have our stock quoted on the OTCQX. The first trading date is yet to be decided and announced.

As of June 30, 2020, the Company had low working capital reserves and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. In the past, the Company has demonstrated its resilience to sustain its operations despite the auditors’ views of having substantial doubt as to whether the company can continue as a going concern since 2018. warning all through June 30, 2020.

The management has been successful in raising funds to maintain its operations and has used available funds effectively to fund its product development efforts. It has mitigated most of the risks associated with developing an innovative technology product platform and believes that the customer feedback and traction is positive. As a result, the company plans to continue raising funds through its private network and CIM securities utilizing Regulation “D” 506c. In management’s opinion, the market opportunity is huge and its strategy since 2018 when it first filed for the SEC qualification of Regulation A+ public funding. It will continue to work throughout the second half of 2020 to raise funds in phases. If successful in raising the maximum gross amount of up to $5,000,000 utilizing Regulation D 506c with CIM Securities, then the company believes that it will fund the working capital needs for the next 36 months.

Nowigence also received a revised qualification as on October 24th, 2019 from the SEC to raise a maximum of $10,000,000 at a fixed price of $5 per share under Regulation A+ IPO. The company plans to go for a capital float through the DTC/Stock quotation process allowing its eligible shareholders to trade stocks in the open market if the holding period as mandated by Rule 144 is satisfied. In future, Regulation A+ IPO will allow the company to seek additional funding based on its strategy and growth plan.

The Company is pursuing its business plan. There can be no assurance of the Company's ability to do so or that additional capital will be available to the Company. If so, the Company's objective of its plan will be adversely affected. The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company.

The business outlook remains uncertain for 2020. The uncertainty can impact our ability to achieve our 2020 goals.

We are highly dependent upon our private investor network and the success of the Reg D 506c offering, as described herein. Therefore, the failure thereof in raising capital would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth and establishment stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At such time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds via a private placement of its equity, the Company would be required to cease business operations. As a result, investors would lose all their investment.

Item 2. Other Information

Our minimum viable product (MVP) is scheduled to launch in October 2020. We are working with multiple customer accounts across various sectors to provide solutions to different issues that they face. The proof-of-concepts have delivered value. We believe that our differentiation with other vendors using NLP and Machine Learning Techniques is discernible to many customers. We offer a product that is delivers a perceivable value even during short trial period. Customers then ask us to configure the product to meet their more specific requirements.

Despite the negative aspects of the slow down with COVID-19, we are continuing to move forward in sales, marketing and product development.

In the opinion of the management team, the financial statements, though unaudited, present fairly, in all material respects, the financial position of the company as of June 30, 2020.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF NOWIGENCE INC.

Consolidated Balance Sheets as of June 30, 2020 (unaudited)	6

Consolidated Statements of Operations for the financial period ended June 30, 2020 (unaudited)	7

Consolidated Statements of Members’ Equity for the financial period ended June 30, 2020 (unaudited)	8

Consolidated Statements of Cash Flows for the financial period ended June 30, 2020 (unaudited)	10

NOWIGENCE INC.
CONSOLIDATED BALANCE SHEET
As of June 30, 2020, and 2019 in USD
See accompanying Notes to the Financial Statements. Unaudited.

	June 2020	2019
ASSETS
Current assets:
Cash and cash equivalents	5,311	13,179
Accounts and other short-term receivable	21,615	28497
Total current assets	26,925	41,676

Software development, net of amortization (see Note 3)	842,701	634,779
Total assets	869,626	676,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable	233,693	80,929
Interest payable	8,865	$7,679
Total current liabilities	242,558	88,609

Long-term debt (see Note 4)	247,603	96,404

TOTAL LIABILITIES	490,162	185,013

Shareholders’ equity:
Common stock, Class A (60,000,000 shares authorized, $0.00001 par, 25,596,230 and 23,340,730 issued and outstanding as of June 30, 2020 and Dec 31, 2019 respectively)	256	233
Common stock, Class B (40,000,000 shares authorized, $0.00001 par, 37,927,270 and 37,827,270 shares issued and outstanding as of June 30, 2020and Dec 31, 2019 respectively)	379	378
Additional paid-in capital	2,644,477	2,283,079
Retained deficit	(2,265,647)	(1,792,247)
Total shareholders’ equity	379,465	491,443

Total liabilities and members’ equity	869,626	676,456

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF OPERATIONS As of June 30, 2020, and 2019 in USD See accompanying Notes to the Financial Statements. Unaudited.

	June 30, 2020	2019
Revenues	48,567	85,914
Less: Cost of revenues	9,342	48,038
Gross profit (loss)	39,225	37,877

Operating expenses:
Selling, general and administrative	505,236	991,148
Amortization	-	127,176
Total operating expenses	505,236	$1,118,324

Operating loss	(466,010)	(1,080,447)

Interest income/(expense)	($6,991)	(12,229)
Government grant income	$0	1,899

Pretax loss	(473,002)	(1,090,777)

(Provision)/benefit for income taxes	(398)	($0)

Net loss	(473,400)	($1,090,777)

Foreign currency translation adjustment	-	(69,287)

Comprehensive Net Loss	(473,400)	($1,160,064)

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)
As of June 30, 2020, and 2019
See accompanying Notes to the Financial Statements.

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Deficit	Total Shareholders’ Equity/(Deficit)
	# Shares	$	# Shares	$
Balance as of January 1, 2019	20,407,730	205	37,827,270	378	$1,200,357	($632,183)	$568,756
2019 Issuance of shares, net of offering costs	2,933,000	29			$1,082,722		$1,082,751
2019 Net loss						($1,160,064))	($1,160,064)
Balance as of December 31, 2019	23,340,730	234	37,827,270	378	$2,283,078	($1,792,247)	$491,443
June 30, 2020 Issuance of shares, net of offering costs	2,255,500	23	100,000	1	$361,397		$361,421
June 30, 2020 Net loss						($473,400)	($473,400)
Balance as of June 30, 2020	25,596,230	256	37,927,270	379	$2,644,475	($2,265,647)	$379,464

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
As of June 30, 2020, and 2019 in USD
See accompanying Notes to the Financial Statements.

	June 30, 2020	2019
Cash flows from operating activities
Net loss	(473,400)	(1,160,064)
Add back: Amortization	-	127,176
Adjustments to reconcile net loss to net cash used in operating activities: Changes in operating assets and liabilities:
Net increase/(decrease) in accounts payable	152,764	58,079
Net increase/(decrease) in interest payable	1,186	25
Net (increase)/decrease in accounts receivables	6,882	(28,497)

Net cash used in operating activities	(312,568)	(1,003,281)

Cash flows from investing activities
Software development costs	(207,919)	(108,970)
Net cash used in investing activities	(207,919)	(108,970)

Cash flows from financing activities
Proceeds from the issuance of stock	361,142	1,082,751
Net additional long-term debt	151,199	35,353
Net cash provided by financing activities	512,620	1,118,104

Net change in cash and cash equivalents	(7,867)	5,852

Cash and cash equivalents at beginning of period	13,178	7,326
Cash and cash equivalents at end of period	5,311	13,178

Supplemental disclosure of cash flow information
Cash paid for interest	6,991	12,229
Cash paid for taxes in India	398	0

NOWIGENCE INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020, and 2019
See accompanying Notes to the Financial Statements.

NOTE 1 - NATURE OF OPERATIONS

Nowigence Inc. and subsidiaries (the “Company”) is an early-stage software-as-a-service company.  The Company has developed an automated, artificial intelligence-based solution that extracts and analyzes textual and transcript-based qualitative data, at rates of up to 6,000 times faster than a human.  The Company was formed in August 2011 but had very limited commercial activity until October 2015.

Since Inception, the Company has relied on loans from founders and raising capital to fund its operations.  As of June 30, 2020, the Company had negative retained earnings and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.  During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign and Regulation D 506C (see Note 10 below), loans, capital contributions from the founder and funds from revenue producing activities, if and when such can be realized.  If the Company cannot secure additional short-term capital, it may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Acquisition of Subsidiary

On January 18, 2019, the Company acquired the issued shares of Nowigence India Private Limited, Co., an Indian private limited company (“Subsidiary”) in exchange for $10,218.  The Company has presented consolidated financial results with Subsidiary starting from January 18, 2019, the date the acquisition closed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.  All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of June, 2020, the Company is operating as a going concern.  See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of June 30, 2020, and 2019, the Company had $5,311 and $13,179 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As of June 30, 2020, the Company had $21,615 of outstanding accounts receivable.

Property and Equipment and Depreciation

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2020, the Company had an immaterial amount of fixed assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as an C corporation.  Because the Company has suffered losses during its start-up phase, the only provision for income taxes is the based on the small amount of earnings in the Company’s Indian subsidiary.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of June 30, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.  Revenue for the Company is generally comprised software-as-a-service subscription revenue and is booked during the period of the subscription.

Cost of Sales

The Company expenses approximately 40 percent of its team’s total employee expenses and other server-related costs in conjunction with the provision of services to its customers.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”).  ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established.  With the Company’s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

The Company capitalizes approximately 60 percent of the salaries of the research and development associated with the software development program of the Company.  The Company routinely evaluates both the technological feasibility and the estimate of payroll expense and data subscription expenses utilized in this calculation.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.  Upon reaching technological feasibility, the company amortizes the capitalized costs over a period of 3-5 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company has capitalized its software development costs (“SDCs”) during this start-up period.  The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally-developed software over a 5 year period.  The Company has recorded amortization expense in the calendar year ending as on December 31, 2019 as $127,176. Amortization is recorded annually. As a result, the company has not assessed amortization for the half-yearly period ending on June 30, 2020.

The Company monitors the carrying value of the SDCs for impairment.  As of June 30, 2020 the Company has not yet recorded any impairment of the SDCs.

NOTE 4 – LONG-TERM DEBT

The Company has procured borrowings to fund working capital needs from the founders/management team as well as from commercial sources.

As of June 30, 2020, and 2019, the Company had an ending balance of $247,603. This includes the government funded Paycheck Protection Plan (PPP) of $127,100 with a nominal interest rate, which may lead to forgiveness.

Additionally, in 2020 and 2019, the Company has borrowed or paid its Commercial Line of Credit or Cash Reserve Loan depending on its working capital reserves. As of June 30, 2020, the total borrowing from commercial sources including a line of credit was $81,794.15.  The interest rates on these loans are 8.5 percent and 15 percent.

The company also owes $20,001 to its founder as on June 30, 2020. The loan accrues interest expense at the rate of 18 percent per annum but the interest has not yet been paid.

NOTE 5 – INCOME TAX PROVISION

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Subsidiary at the statutory rate of India.  The Company believes that this reflects the actual tax provision of the Company in all material respects.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has two classes of common stock.  Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share.  Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

The Company has authorized 60,000,000 shares of Class A stock.  Of the Class A shares, the Company has issued 25,596,230 and 23,340,730 shares as of June 30, 2020 and 2019, respectively.  Additionally, the Company has authorized 40,000,000 shares of Class B stock and has issued 37,927,270 and 37,827,270 shares as of June 30, 2020 and 2019, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has procured borrowings from the founder/management team.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operations but has incurred a loss for all periods from Inception through June 30, 2020.  The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 10), capital contributions from the founder, other fundraising and the ability to achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Securities Offering
During 2020, the Company is planning to raise capital through the issuance of securities exempt from registration under Regulation A and under Regulation D 506C.  The Company is qualified to raise a total of $10,000,000 by issuing up to 2,000,000 shares of Class A common stock under Regulation A, but this cannot be assured.

Management’s Evaluation
Management has evaluated subsequent events through October 19, 2020, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

1EXHIBITS TO OFFERING STATEMENT

Exhibit No.	Description

1A-2A	Certificate of Incorporation (*)
1A-2B	By-laws (*)
1A-12	Legal Opinion & Consent (*)
1A-4 1A-11 1A-EX 1A-6	Sample Subscription Agreement (*) Consent of the Public Accountant (*) Consultancy Agreement (*) Underwriter Agreement (*)

(1) (*)	Filed herewith. Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Albany, New York, NY on October 19, 2020.

NOWIGENCE, INC.

By:	/s/ Anoop Bhatia
Name:	Anoop Bhatia
Title:	Chairman & Chief Executive Officer
Date:	October 19, 2020

This Offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anoop Bhatia Anoop Bhatia	Chairman of the Board, CEO (Principal Executive Officer)	October 19, 2020

/s/ David Evans David L. Evans	Board Member	October 19, 2020

/s/ Ms. Tracy Metzger Tracy Metzger	Board Member	October 19, 2020

/s/ Ms. Chistine Goodson Christine Goodson	Board Member	October 19, 2020

/s/ Ian Moore Ian Moore	Board Member	October 19, 2020